                                                                                Exhibit 99.2

DATED 19 December 2007

                                            (1)           AMARIN CORPORATION PLC

                                            (2)           RICHARD STEWART

COMPROMISE AGREEMENT WITHOUT PREJUDICE AND SUBJECT TO CONTRACT

Kirkpatrick & Lockhart
Preston Gates Ellis LLP
110 Cannon Street London EC4N 6AR
Tel:  +44 (0)20 7648 9000
Fax:  +44 (0)20 7648 9001
NED/6002745.00081

THIS AGREEMENT is made on the 19th day of December 2007

BETWEEN:

(1)	AMARIN CORPORATION PLC whose registered office is 110 Cannon Street, London EC4N 6AR ("the Company"); and

(2)	RICHARD STEWART of 28 St George’s Road, Twickenham, Middlesex TW1 1QR ("the Employee").

WHEREAS:

(A)	The Employee was employed by the Company initially as President and Chief Operating Officer and later as Chief Executive Officer pursuant to the terms of the Contract of Employment.

(B)	The Employee's employment will terminate on the date hereof.

(C)
The Company and the Employee have agreed the terms set out in this Agreement in settlement of the Claims and all and any other claims which the Employee has or may have against the Company or any Associated Companies or against any employees or officers of any such company arising out of or in connection with or as a consequence of the Employee's employment or its termination (save in relation to any claims for personal injury and accrued pension rights).

(D)	The Company is entering into this Agreement on its own behalf and as trustee for any Associated Company.

DEFINITIONS

In this Agreement the following words and expressions shall have the following meanings:-

Expression                                                                           Meaning

"Act"	the Companies Act 1985

"Associated Company"	(i)	any Holding Company of the Company; or

(ii)	any Subsidiary of any such Holding Company; or

(iii)	a body corporate (within the meaning of Section 740 of the Act):

(a)
of which any one or more of the Company and any bodies corporate within (i) or (ii) of this definition beneficially owns at least 25% in nominal value of any class of equity share capital (within the meaning of Section 744 of the Act) carrying the right to vote in all circumstances at general meetings; or

(b)	which is directly or indirectly controlled by the Company; or

(c)	which directly or indirectly controls the Company; or

(d)	which is directly or indirectly controlled by a third party who also directly or indirectly controls the Company; or

(e)	of which the Company or an Associated Company is a partner

"the Bonus"	the sum of £125,000 in respect of the 2007 performance year

"the Claims"	those allegations and/or potential claims referred to in Clauses 6.1 and 6.3 below

"the Contract of Employment"	the contract of employment between the Company and the Employee dated 23 November 1998 as amended by a Deed of Variation dated 5 April 2004 and supplemented by an Addendum dated 26 February 2007

"the Qualified Lawyer"	Kim Roberts of Nabarro of Lacon House, 84 Theobald's Road, London WC1X 8RW

"Subsidiary" and "Holding Company"
have the respective meanings given to them by Sections 736 and 736A of the Act and any reference to the Subsidiary or Subsidiaries or Holding Company is (unless inconsistent with the context) intended to be a reference to the Subsidiary or Subsidiaries or Holding Company respectively of the Company in question at the relevant time

"the Termination Date"	the date hereof

"the Termination Payment"	the sum of £277,500 free of deductions for tax or national insurance in respect of the first £30,000.

THE COMPANY AND THE EMPLOYEE have agreed as follows:

1.	PAYMENTS

1.1	The Employee's employment will terminate on the Termination Date and the Company will issue and send a form P45 to the Employee.

1.2
The Employee will receive his salary and other contractual benefits up to the Termination Date on the usual basis (subject to the normal deductions for income tax and employees’ national insurance contributions) on the Company's next payroll date following the Termination Date.

1.3
The Company shall reimburse the Employee for all business expenses properly and reasonably incurred by him up to the Termination Date, subject to his compliance with the Company's rules and procedures relating to expenses and the production of satisfactory VAT receipts.

1.4
The Company will, without any admission of liability whatsoever and on behalf of itself or any Associated Companies, pay to the Employee within 12 days of the date of this Agreement or the Termination Date (whichever is the later) the Termination Payment and the Bonus, as compensation for the termination of his employment and for loss of office and in full and final settlement of the Claims and all other claims which the Employee has or may have (whether now or at any time in the future) against the Company or any Associated Company arising out of his employment or the termination thereof. The first £30,000 of the Termination Payment shall be paid without deduction of income tax or employees’ national insurance contributions and the remaining £247,500 shall be paid after such deductions.  For the avoidance of doubt the Company will deduct income tax from the £247,500 at the basic rate.

1.5
The Company will pay the Employee within 12 days of the date of this Agreement or the Termination Date (whichever is the later) the sum of £10,673 in respect of 10 days accrued but untaken holiday entitlement.

1.6
The company will pay within 12 days of the date of this Agreement or the Termination Date (whichever is the later) into a personal pension plan nominated by the Employee £37,338 in respect of accrued pension entitlement up to the Termination Date.

2.	TAX LIABILITIES

2.1
The Employee shall be responsible for all tax liabilities and employee national insurance contributions which are due in respect of the Termination Payment and any benefits provided to the Employee under this Agreement (other than for any tax or employees’ national insurance contributions deducted by the Company at source) (the "Tax Liabilities") and the Employee shall indemnify the Company and hold the Company harmless against all Tax Liabilities in respect of which the Company is obliged to account to HM Revenue and Customs pursuant to the PAYE Regulations at any time and all costs, claims, expenses or proceedings, penalties and interest incurred by the Company which arise out of or in connection with any obligation to pay (or deduct) such Tax Liabilities.

2.2
The Company will notify the Employee in writing of any Tax Liabilities, costs, claims, expenses or proceedings, penalties and interest which arise out of or in connection with any obligation to pay (or deduct) such Tax Liabilities and will give the Employee a reasonable amount of time to make representations to HM Revenue and Customs at his own expense and with the reasonable co-operation of the Company prior to making any payment demanded by HM Revenue and Customs provided the Company does not become liable for any further costs, claims, expenses or proceedings, penalties and interest by any delay in payment to HM Revenue and Customs and in the event of any such risk the Company reserves the right to settle any payment demanded by HM Revenue and Customs without any prejudice to the indemnity in clause 2.1.

3.	COMPANY PROPERTY

3.1
The Employee undertakes as soon as practicable after the date of this Agreement or the Termination Date (whichever is the later) to return all documents and correspondence, business equipment or any other property whatsoever belonging to or relating to the business of the Company or any Associated Company save as provided for at Clauses 3.2 to 3.4 but including any security fobs or keys, company credit cards, computer peripherals, software, client lists, employee details, financial or business information, trading history or other confidential information howsoever stored which the Employee has or has had in his possession or under his control.  The Employee's obligations under this clause shall be deemed to include a return of all copies, drafts, reproductions, notes, extracts, or summaries (howsoever made) of the foregoing.  The Employee shall, if requested by the Company, confirm in writing his compliance with his obligations under this clause.  The Employee warrants that he has not made or retained copies of or extracts from documents or any notes of or information relating to the business of the Company or any Associated Company.

3.2
The Employee will be allowed to keep his mobile phone and its phone number on condition that he will be responsible for all costs and liabilities in respect of the mobile phone from 18 December 2007 and the Company agrees to transfer the mobile phone contract to the Employee within 28 days of the date of this Agreement and provide the Employee with written confirmation that it has done so.

3.3
The Employee will be allowed to keep his laptop computer on the condition that the Company collects it from the Employee’s home address within 7 days of the date of this Agreement in order to delete from it all information and files relating to the Company.  The laptop will be returned to the Employee as soon as reasonably practicable once this has been done.

3.4
The Employee will be allowed to keep his blackberry and the Company will arrange for emails sent to the Employee's Company email address to be forwarded to the Employee's home email or blackberry address for 1 month following the Termination Date provided at all times the Company will reply directly to those emails where appropriate after the Termination Date.

4.	OPTIONS

4.1
The Employee currently holds share options (“Options”) under the Company’s 2002 Stock Option Plan (“the Plan”) and the Employee’s Options which have vested as at the Termination Date (“Vested Options”) are set out in Schedule 1 to this Agreement.  The Employee hereby confirms that Schedule 1 sets forth an accurate calculation of the Employee’s Vested Options.

            The Employee and the Company agree and acknowledge that:

(a)
the Employee’s Vested Options will be exercisable for a period of 12 months following the Termination Date in accordance with the terms of the Plan and upon the expiration of such 12 month period, the Employee’s Vested Options shall cease to be exercisable and shall expire; and

(b)	the Employee’s Options which have not vested as at the Termination Date will not vest and will not become exercisable after the Termination Date and accordingly, will expire on the Termination Date.

5.	CONFIDENTIALITY AND POST-TERMINATION COVENANTS

5.1
Save in relation to a disclosure relating to the filing of this Agreement as provided for under clause 5.4 the Employee and the Company agree to keep the existence and terms of this Agreement and the circumstances concerning the termination of the Employee's employment and those giving rise to, connected with or concerning the Claims confidential, save where such disclosure is to HM Revenue and Customs, required by applicable laws, or the rules of the NASDAQ, AIM or IEX Stock Markets, to give effect to the terms of this Agreement or (where necessary or appropriate) to:

(a)	the Employee’s spouse, civil partner or partner, immediate family or legal or professional advisers, provided that they agree to keep the information confidential; or

(b)	the Employee’s insurer for the purposes of processing a claim for loss of employment; or

(c)	the Employee’s recruitment consultant or prospective employer to the extent necessary to discuss his employment history; or

(d)	directors or officers, funders or investors (actual or potential) in any Associated Company; or

(e)	the Company or Associated Company's legal or professional advisers or reporting accountants or auditors.

5.2	The Employee undertakes not to make or cause to be made (directly or indirectly):

(a)	any derogatory or disparaging statement about the Company, any Associated Company or any of its or their directors or officers, employees or shareholders; or

(b)
save as provided in clause 5.1, any comment to the press or other media or any other public statement concerning his employment with the Company, or its termination, without the prior written consent of the Company such consent not to be unreasonably refused.

5.3	The Company undertakes not to make or cause to be made (directly or indirectly):

(a)	any derogatory or disparaging statement about the Employee; or

(b)
save as provided in clause 5.1, any comment to the press or other media or any other public statement concerning the Employee's employment with the Company, or its termination; without the prior written consent of the Employee such consent not to be unreasonably refused.

5.4	The Employee and the Company acknowledge that this Agreement will be filed by the Company with the United States Securities and Exchange Commission upon the execution thereof.

5.5
In consideration of the payment by the Company to the Employee of £500 (less tax and national insurance) within 12 days of the date of this Agreement or the Termination Date (whichever is the later), the Employee agrees to affirm and comply with his continuing duty of confidentiality as set out in the Addendum to Amarin Executive Employment Contract which he signed on 26 February 2007.

For this purpose, the Employee agrees that “Confidential Information” is defined as any proprietary information of the Company, including, without limitation, information relating to products, processes, services, businesses, personnel, research, financial strategies and activities, commercial strategies and activities, formulas, materials, compounds, substances, programmes, devices, concepts, inventions, patents, designs, methods, techniques, intellectual property, marketing strategies, data, trade secrets, know-how, plans, operations, tests, studies, manuals, market reports, customers, financial status, cash flow projections and the like or any other matter connected with the business of the Company, or any of its suppliers, partners or customers related to the Company or its business.

5.6
In consideration of the payment by the Company to the Employee of £500 (less tax and national insurance) within 12 days of the date of this Agreement or the Termination Date (whichever is the later), the Employee agrees to comply with the post termination restrictions as set out in Schedule 2.

5.7
The Company confirms that the terms of the Deed of Indemnity dated 29 September 2005 providing an indemnity in the Employee’s favour during any period in which the Employee was a director of the Company will notwithstanding the provisions of this Agreement or otherwise remain in full force and effect without limit in time following the Termination Date.

6.	SETTLEMENT AND WAIVER

6.1
The purpose of this Agreement is to settle fully and finally any claims (save in relation to any claims for personal injury and accrued pension rights) the Employee may have whatsoever arising from his employment or period of employment with the Company or any Associated Company including without limitation any claim within clause 6.3 below, it not being admitted by the Company (either for itself or any Associated Company) that he has any such claim.

6.2
The terms contained in this Agreement are in full and final settlement of the Claims and the Employee represents to the Company that he accepts and he does hereby accept the terms of this Agreement in full and final settlement of the Claims.

6.3
The Employee represents to the Company that he accepts and he does hereby accept the terms of this Agreement in full and final settlement of any claims that he has or may have against the Company or any Associated Company relating to his employment, the termination of his employment or any other matter including (without limitation) any action that might be commenced before an Employment Tribunal or Court of law in respect of any and all of the following claims:

(a)	any common law claims, including any claim for breach of contract or tort;

(b)	unfair or constructive dismissal under the Employment Rights Act 1996;

(c)	unlawful deductions from wages under the Employment Rights Act 1996;

(d)	any other claim under the Employment Rights Act 1996;

(e)	any claim which arises under the:

(i)	Sex Discrimination Act 1975;

(ii)	Race Relations Act 1976;

(iii)	Disability Discrimination Act 1995;

(iv)	Public Interest Disclosure Act 1998;

(v)	Human Rights Act 1998;

(vi)	Data Protection Act 1998;

(vii)	Employment Relations Act 1999;

(viii)	Employment Act 2002;

(ix)	Employment Equality (Religion or Belief) Regulations 2003;

(x)	Employment Act 2002 (Dispute Resolution) Regulations 2004;

(xi)	Transfer of Undertakings (Protection of Employment) Regulations 2006;

(xii)	Employment Equality (Age) Regulations 2006; and

(f)	any other statutory claims.

6.4	The Employee warrants and further represents that the claims referred to at sub-clause 6.3 are all of the claims that have been contemplated by the Employee.

6.5
For the purposes of clause 6.3, "claims" shall include any claim or right of action arising from a subsequent retrospective change or clarification of the law.  The Employee acknowledges that he agrees to the terms of clause 6.3 notwithstanding that he acknowledges that he may be mistaken as to the facts and/or the law concerning any potential claim or right of action.

6.6
Any claims in respect of any pension rights or pension benefits which have accrued to the Employee up to the Termination Date and any future claims for personal injury of which the Employee is currently unaware are excluded from this Agreement. The Employee warrants that as at the date of this Agreement, he is not aware of any such pension or personal injury claim against the Company or any Associated Company.

6.7	The Employee hereby agrees that, except for sums and benefits referred to in this Agreement, no other sums or benefits are due to him from the Company or any Associated Company.

6.8
The Employee acknowledges that the compromise of each of the claims set out in clauses 6.1 and 6.3 is and shall be construed as separate and severable (including in relation to each of the types of claim covered by the definition of "claims" in clause 6.5) and in the event of the compromise of any such claim being determined as being void for any reason, such invalidity shall not affect or impair the validity of the compromise of the other claims.

6.9	The Employee warrants that he has not at any time committed a breach of his contract of employment which would entitle the Company to terminate his employment without notice.

6.10
The Employee confirms that he enters into the warranties in clauses 6.4 and 6.9 above having taken advice from the Qualified Lawyer on the statutory claims and prospective entitlement to bring statutory proceedings which he has or may have against the Company, or any Associated Company, its or their employees, officers or shareholders.

6.11
The Employee acknowledges that the Company has agreed these terms in reliance on the warranties and representations set out above.  In the event that, notwithstanding the provisions of this Agreement, the Employee brings any claim or proceedings, (whether statutory or otherwise), relating to his employment with the Company or any Associated Company, or the termination thereof, against the Company, any Associated Company, its or their employees, officers or shareholders, (whether in an Employment Tribunal, the High Court, a County Court or otherwise), (excluding claims to enforce the provisions of this Agreement or relating to any claim for personal injury or pension rights or pension benefits which have accrued to the Employee up to the Termination Date), the Employee agrees that he will repay to the Company on demand and in full by way of liquidated damages an amount equal to the Bonus.

This sum shall be recoverable as a debt, together with all costs, including legal costs, reasonably incurred by the Company in recovering the sum and/or in relation to any claims or proceedings so brought by the Employee and together with interest thereon for the period commencing on the date the sum was paid to the Employee and ending on the date the Company receives repayment of such monies in full, such interest to be calculated at the prevailing National Westminster Bank Base Rate published on the date the said sum was paid to the Employee.

7.	STATUTORY PROVISIONS ON COMPROMISE AGREEMENTS

7.1	The Employee represents and warrants that:

(a)
He has received independent legal advice from the Qualified Lawyer as to the terms and effect of this Agreement and, in particular, its effect on the Employee's ability to pursue his rights before an Employment Tribunal; and

(b)
The Employee is advised by the Qualified Lawyer that there is, and was in force at the time the Employee received the advice referred to above, insurance under a policy of professional indemnity insurance covering the risk of a claim by the Employee in respect of loss arising in consequence of that advice.

7.2	The Employee agrees to provide a copy of the Solicitor's Certificate attached at Schedule 3 to this Agreement, signed by the Qualified Lawyer, to the Company on the date of this Agreement.

7.3
The Company and the Employee agree and acknowledge that this Agreement satisfies the conditions for regulating compromise agreements under Section 203(3) Employment Rights Act 1996 (as amended), Section 77(4A) Sex Discrimination Act 1975 (as amended), Section 72(4A) Race Relations Act 1976, Section 17C(2) Disability Discrimination Act 1995, Schedule 4 paragraph 2(2) Employment Equality (Religion or Belief) Regulations 2003, Schedule 5 paragraph 2(2) Employment Equality (Age) Regulations 2006 and Regulation 18 Transfer of Undertakings (Protection of Employment) Regulations 2006.

8.	COSTS

The Company shall pay all of the Employee's legal costs plus VAT, provided that:

(a)
the Qualified Lawyer provides the Company with written confirmation that such legal costs were incurred solely in advising the Employee regarding the termination of his employment and the preparation of this Agreement; and

(b)	payment is made by the Company directly to Nabarro against receipt of a copy of an invoice from those solicitors addressed to the Employee but marked payable by the Company.

9.	REFERENCE AND TRAVEL

9.1
The Company agrees that it will, upon receipt of a written request from a potential employer, provide a reference in the form attached at Schedule 4 to this Agreement. The Company will provide a verbal reference in terms consistent with the wording in Schedule 4.

9.2
The Company agrees to reimburse the Employee in respect of 2 return business trips to the United States of America in the 12 month period following the Termination Date on condition that the total cost of those business trips shall not exceed £10,000 and on the production of satisfactory receipts, such expenses claims to be settled by the Company within 28 days of the Employee submitting such a claim.

10.	ANNOUNCEMENT

The Company will announce to their staff and if asked will advise any third party of the Employee's departure in the form attached at Schedule 5 to this Agreement.

11.	RESIGNATION FROM OFFICE

The Employee hereby agrees to resign his position as a director, officer or trustee in the Company and any Associated Companies with immediate affect by signing and delivering to the Company on the Termination Date the resignation letters attached at Schedules 6 and 6A to this Agreement.  The Employee also agrees to sign any additional documentation and co-operate with any Companies House or other corporate filings which may be necessary following the Termination Date to give effect to the Employee’s resignation as Chief Executive Officer and as a director.

12.	WHOLE AGREEMENT

The parties to this Agreement agree and acknowledge that this Agreement sets out the entire agreement between them and supersedes all previous discussions between them and their advisers and all statements, representations, terms and conditions, warranties, guarantees, proposals, communications and understandings (if any) whenever given and whether orally or in writing, all of which are hereby treated as terminated by mutual consent.

13.	GOVERNING LAW ETC

13.1	This Agreement shall be governed by and construed in accordance with the laws of England and the English courts shall have exclusive jurisdiction for all purposes connected with this Agreement.

13.2	This Agreement is "without prejudice" until it is signed by all the signatories indicated below at which point it will become open and binding.

14.	THIRD PARTIES

The Contracts (Rights of Third Parties) Act 1999 shall apply to this Agreement to the extent (but no more) than set out in this clause.  Any third party or Associated Company shall be entitled to enforce the benefits conferred on it by clauses 3, 4.2 and 5.3 of this Agreement.  The consent of a third party shall not be required for the variation or termination of this Agreement, even if that variation or termination affects the benefits conferred on any third party.

SIGNED                  /s/ Thomas G. Lynch…………………………………………………………
THOMAS LYNCH
For and on behalf of the Company

DATED                  19 December, …………………………………………………………… 2007

SIGNED                 /s/ Richard Stewart……………………………………………………………
RICHARD STEWART

DATED                 19 December,……………………………………………………………… 2007

SCHEDULE 1

Share Options Vested as at the Termination Date

RICK STEWART
STOCK OPTIONS VESTED AS AT TERMINATION DATE

		Number of
	Exercise	Options
	Price	Vested as at
Date of grant	$	Termination Date
23-Nov-98	5.000	100,000
23-Nov-98	5.000	250,000
23-Jan-02	17.650	150,000
06-Nov-02	3.100	150,000
10-Jun-05	1.3000	150,000
16-Jan-06	1.950	100,000
08-Dec-06	0.440	266,666

Total		1,166,666